UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

Lee Young

Legal Director, Corporate Transactions

TOTAL SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons TOTAL SE
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,994,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,994,431
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,994,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.4%
(14)	Type of Reporting Person CO

(1)	Names of Reporting Persons Total Gaz Electricité Holdings France SAS
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,994,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,994,431
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,994,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.4%
(14)	Type of Reporting Person CO

(1)	Names of Reporting Persons Total Solar Intl SAS
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,994,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,994,431
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,994,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.4%
(14)	Type of Reporting Person CO

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Maxeon Solar Technologies, Ltd., a Singapore public company (the “Issuer”), whose principal executive offices are located at 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore.

Item 2.	Identity and Background.

The Schedule 13D is filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”)

1)	TOTAL SE, a European company (societas europaea or SE) organized under the laws of the Republic of France (“Total” and, together with all its direct and indirect subsidiaries, the “Group”);

2)	Total Gaz Electricité Holdings France SAS, a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly owned subsidiary of Total (“Total Gaz”); and

3)	Total Solar INTL SAS, a société par actions simplifiée organized under the laws of the Republic of France and a direct wholly owned subsidiary of Total Gaz (“Total Solar”).

Attached as Schedule A is a list of the Reporting Persons’ directors and executive officers.

The address of principal business and principal office of each of the Reporting Persons is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

Total, together with its subsidiaries and affiliates (including Total Gaz and Total Solar), is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. It is one of the largest publicly-traded integrated international oil and gas company in the world based on market capitalization (in dollars) as of December 31, 2019. With operations in more than 130 countries, the Group’s activities extend from exploration and production of oil, gas and electricity to the energy distribution to the end customer through refining, liquefaction, petrochemicals, trading, energies transport and storage. As of December 31, 2019, the Group’s organization is centered around four business segments: Exploration & Production, Integrated Gas, Renewables & Power, Refining & Chemicals and Marketing & Services.

The name, business address and present principal occupation of each of the directors and officers of the Reporting Persons, as applicable, is set forth in Schedule A.

Other than as disclosed by Total in its Annual Reports on Form 20-F and Current Reports on Form 6-K filed with the Securities and Exchange Commission between 2015 and 2020, during the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons, Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”) and Tianjin Zhonghuan Semiconductor Co., Ltd. (together with TZS, “TZS Group”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by TZS Group are not the subject of this Schedule 13D and accordingly, TZS Group is not included as a Reporting Person. For a description of the relationship between the Reporting Persons and TZS Group, see Item 4 below.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Ordinary Shares beneficially owned by the Reporting Persons were received in connection with the separation and distribution of the Issuer (the “Spin-off”) by SunPower Corporation (“SunPower”) on August 26, 2020, pursuant to that certain Separation and Distribution Agreement between the Issuer and SunPower (the “Separation Agreement”). Pursuant to the Separation Agreement, each SunPower shareholder, including Total Gaz and Total Solar, received one share of the Issuer’s common stock for every eight SunPower shares held as of the close of business on August 17, 2020, the record date for the Spin-off.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, a copy of which is attached hereto as Exhibit 2 of this Schedule 13D.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in connection with the Spin-Off defined and described in Item 3 above. The information set forth under Item 3 is incorporated herein by reference. From time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Issuer’s Board of Directors (the “Board”), the Issuer’s management and shareholders, and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

In connection with the Spin-off, the Issuer, on the one hand, and the Reporting Persons, as applicable, on the other hand, entered into the following agreements, which govern the relationship between the Issuer, on the one hand, and the Reporting Persons, on the other hand.

Shareholders’ Agreement

TZS, Total and the Issuer entered into a Shareholders Agreement that contains provisions bearing on the governance of the Issuer and the ability of Total and TZS to buy, sell or vote their shares in the Issuer. Specifically:

•

Board Composition. The board of directors of the Issuer consists of 10 directors, including three Total designees, three TZS designees, three independent directors and the Issuer’s Chief Executive Officer. The Shareholders Agreement includes provisions adjusting the rights of each of Total and TZS to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of the Issuer’s ordinary shares, to designate a majority of the directors. Each of Total and TZS lose the right to designate any directors if they hold less than 10% of the Issuer’s outstanding ordinary shares.

•

Board Committees. So long as Total or TZS have the right to designate at least one director to the board of the Issuer, each committee of the board will contain a board designee of such shareholder. If the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees have at least two independent directors.

•

Shareholder Approval. So long as Total or TZS hold at least 20% of the Issuer’s ordinary shares, certain matters require the approval of a majority of the board designees of Total or TZS, as the case may be. These matters include, without limitation, changes in organizational documents, certain business combinations, acquisitions and dispositions, incurrence of debt beyond a specified limit, bankruptcy filings or the liquidation or dissolution of the Issuer, certain transactions with Total or TZS, adopting a shareholders rights plan or changing the size of the Issuer’s board.

•

Independent Director Approval. So long as either Total or TZS hold at least 15% of the Issuer’s ordinary shares, certain matters require approval of a majority of the independent directors. These matters include, without limitation, changes in organizational documents, transactions presenting a conflict of interest between either Total or TZS on the one hand and the Issuer on the other, bankruptcy filings or the liquidation or dissolution of the Issuer, and amendments or waivers of the Shareholders Agreement.

•

Standstill Provisions. The Shareholders Agreement limits the ability of Total or TZS to acquire additional shares in specified circumstances, subject to certain exceptions, including, among other things, from the other shareholder, upon exercise of the shareholder’s preemptive rights, or in certain public offerings.

•

Transfer Restrictions; Right of First Offer. Until August 26, 2022, each of Total and TZS are required, subject to certain exceptions, to not dispose of ordinary shares if they will cease to hold at least 20% of the ordinary shares of the Issuer (determined on a fully diluted as converted basis). Further, Total is required to not dispose of ordinary shares during such two-year period if immediately prior to such disposal it holds fewer shares than TZS or if such disposal would cause Total to hold fewer shares than TZS (again, subject to exceptions). Each of Total and TZS has agreed that before they sell shares of the Issuer to third parties in block sales or negotiated transactions they will comply with the right of first offer in favor of the other shareholder included in the Shareholders Agreement. Beyond August 26, 2022, each of Total and TZS will be able to freely dispose of ordinary shares of the Issuer, subject to the right of first offer obligations.

•

Preemptive Rights. The Shareholders Agreement grants to Total and TZS, in connection with any issuance of shares to a third party, the right to acquire newly issued shares from the Issuer, subject to certain limitations in the agreement. This right terminates with respect to either Total or TZS when they cease to hold at least 10% of the Issuer’s outstanding ordinary shares.

Registration Rights Agreement

Total and TZS entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer granted Total and TZS certain registration rights. Under the Registration Rights Agreement, Total and TZS each generally have the right to require the Issuer to file a registration statement for the offer and sale of the Issuer’s shares owned by it, subject to certain limitations. In addition, if the Issuer registers any of its securities either for its own account or the account of a security holder other than Total or TZS, Total and TZS will each have the right, subject to certain limitations, to include the Issuer’s shares owned by it in that registration. The Issuer will generally pay all expenses relating to any such registration, except for any underwriting discounts, selling commissions and stock transfer taxes. The Registration Rights Agreement also provides for customary indemnification obligations of both the Issuer and Total and TZS in connection with any registration statement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement and Shareholders Agreement, copies of which are attached hereto as Exhibits 3 and 4 of this Schedule 13D.

General

The Reporting Persons acquired the Ordinary Shares in connection with the Spin-off defined and described in Item 3 above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Shareholders’ Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Additionally, Total has designated three directors to the Board pursuant to the Shareholders Agreement, as more fully described above. Total’s designees to the Board, may, in such capacity, have influence over corporate activities of the Issuer, including activities which may relate to Items 4(a)–(j) of Schedule 13D.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The number and percentage of Ordinary Shares to which this Schedule 13D relates is 10,994,431, constituting 36.4% of the 30,180,934 Ordinary Shares outstanding as of August 26, 2020.

Total Solar is a direct wholly owned subsidiary of Total Gaz, which is an indirect wholly owned subsidiary of Total. As a result, each of Total Solar, Total Gaz and Total may be deemed to beneficially own the foregoing Ordinary Shares.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Ordinary Shares separate from the shares beneficially owned by the Reporting Persons.

As discussed in Item 2 above, TZS Group is not included as a Reporting Person in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the Ordinary Shares held by TZS Group.

(c)

Except for the receipt of the Ordinary Shares in connection with the Spin-off as described in Item 4, during the past 60 days none of the Reporting Persons nor, to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule A has effected any transactions in Ordinary Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Separation and Distribution Agreement, the Shareholders Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Separation and Distribution Agreement, dated November 8, 2019, by and between SunPower Corporation and Maxeon Solar Technologies, Pte. Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 6-K filed by SunPower Corporation on November 12, 2019).

3	Registration Rights Agreement, dated August 26, 2020, by and among the Issuer, Total Gaz, Total Solar and TZS (incorporated by reference to Exhibit 99.10 to the Issuer’s Current Report on Form 6-K filed on August 27, 2020).

4	Shareholders Agreement, dated August 26, 2020, by and among the Issuer, Total Gaz, Total Solar and TZS (incorporated by reference to Exhibit 99.11 to the Issuer’s Current Report on Form 6-K filed on August 27, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2020

TOTAL SE

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTAL GAZ ELECTRICITÉ HOLDINGS FRANCE SAS

By:	/s/ Laurent Vivier
Name:	Laurent Vivier
Title:	Managing Director

TOTAL SOLAR INTL SAS

By:	/s/ Noémie Malige
Name:	Noémie Malige
Title:	Managing Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF TOTAL SE

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of the TOTAL SE (“TOTAL SE” or “TOTAL”) group of companies. References to the “Group” are to the TOTAL SE group of companies. The business address of each of the directors and executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with TOTAL SE.

Name	Principal Occupation or Employment	Citizenship

Board of Directors

Patrick Pouyanné

Main function: Chairman and Chief Executive Officer of TOTAL SE.

Director of TOTAL SE since May 29, 2015. Last renewal: June 1, 2018 until 2021. Chairman of the Strategy & CSR Committee.

A graduate of École Polytechnique and a Chief Engineer of France’s Corps des Mines, Mr. Pouyanné held, between 1989 and 1996, various administrative positions in the Ministry of Industry and other cabinet positions (including technical advisor to the Prime Minister, Édouard Balladur, in the fields of the Environment and Industry from 1993 to 1995, and chief of staff for the Minister for Information and Aerospace Technologies, François Fillon, from 1995 to 1996).

In January 1997, he joined TOTAL’s Exploration & Production division, first as Chief Administrative Officer in Angola, before becoming Group representative in Qatar and President of TOTAL’s Exploration and Production subsidiary in that country in 1999. In August 2002, he was appointed President, Finance, Economy and IT for Exploration & Production. In January 2006, he became Senior Vice President, Strategy, Business Development and R&D in Exploration & Production and was appointed a member of the Group’s Management Committee in May 2006. In March 2011, Mr. Pouyanné was appointed Deputy General Manager, Chemicals, and Deputy General Manager, Petrochemicals. In January 2012, he became President, Refining & Chemicals and a member of the Group’s Executive Committee.

On October 22, 2014, he became Chief Executive Officer of TOTAL SE and Chairman of the Group’s Executive Committee. On May 29, 2015, he was appointed by the Annual Shareholders’ Meeting as director of TOTAL SE for a three-year term. The Board of Directors of TOTAL appointed him as Chairman of the Board of Directors as of December 19, 2015. Mr. Pouyanné thus became both Chairman and Chief Executive Officer of TOTAL SE. Following the renewal of Mr. Pouyanné’s directorship at the Shareholders’ Meeting on June 1, 2018 for a three-year period, the Board of Directors renewed Mr. Pouyanné’s term of office as Chairman and Chief Executive Officer for a period equal to that of his directorship.

Mr. Pouyanné is also the Chairman of the Association United Way – L’Alliance since June 2018, having accepted this office as TOTAL SE’s Chairman and Chief Executive Officer. He has also been a member of the Board of Directors of École Polytechnique (since September 2018), of the Institut Polytechnique of Paris (since September 2019) and of the Association Française des Entreprises Privées (French association of private companies) (since 2015).

France

Name	Principal Occupation or Employment	Citizenship

Patrick Artus

Main function: Head of the Research Department and Member of the Executive Committee at Natixis.

Director of TOTAL SE since 2009. Last renewal: June 1, 2018 until 2021. Chairman of the Audit Committee and member of the Strategy & CSR Committee. Independent director.

A graduate of École Polytechnique, École Nationale de la Statistique et de l’Administration l’Économique (ENSAE) and the Institut d’Études Politiques de Paris, Mr. Artus began his career at INSEE (the French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was a scientific advisor at the Research Department of the Banque de France before joining the Natixis Group as the head of the Research Department, and has been a member of its Executive Committee since May 2013. He is an associate professor at the Paris School of Economics. He is also a member of the Cercle des Économistes.

France

Patricia Barbizet

Main function: Chairwoman of Temaris et Associés SAS.

Director of TOTAL SE since 2008. Last renewal: May 29, 2020 until 2023. Member of the Governance and Ethics Committee, of the Compensation Committee and of the Strategy & CSR Committee.

A graduate of École Supérieure de Commerce de Paris (ESCP—Europe) in 1976, Patricia Barbizet started her career in the Treasury division of Renault Véhicules Industriels, and then as CFO of Renault Crédit International. In 1989, she joined the group of François Pinault as CFO, and was CEO of Artémis, the Pinault family’s investment company, between 1992 and 2018. She was also CEO and Chairwoman of Christie’s from 2014 to 2016.

Patricia Barbizet was Vice Chairwoman of the Board of Directors of Kering and Vice Chairwoman of Christie’s plc. She has been a member of the Board of Directors of TOTAL SE since 2008, and has also been a director of Bouygues, Air France-KLM and PSA Peugeot-Citroën. She chaired the Investment Committee of the Fonds Stratégique d’Investissement (FSI) from 2008 to 2013.

France

Marie-Christine Coisne-Roquette

Main function: Chairwoman of Sonepar SES and Chairwoman and Chief Executive Officer of Colam Entreprendre.

Director of TOTAL SE since 2011. Last renewal: May 29, 2020 until 2023. Lead Independent director. Chairwoman of the Governance and Ethics Committee, member of the Compensation Committee and of the Strategy & CSR Committee.

Ms. Coisne-Roquette has a Bachelor’s Degree in English. A lawyer by training, with a French Master’s in law and a Specialized Law Certificate from the New York bar, she started her career as an attorney in 1981 at the Paris and New York bars, as an associate of Cabinet Sonier & Associés in Paris. In 1984 she became a member of the Board of Directors of Colam Entreprendre, a family holding company that she joined full time in 1988.

France

Name	Principal Occupation or Employment	Citizenship

As Chairwoman of the Board of Colam Entreprendre and the Sonepar Supervisory Board, she consolidated family ownership, reorganized the Group structures and reinforced the shareholders’ Group to sustain its growth strategy. Chairwoman and Chief Executive Officer of Sonepar as of 2002, Marie-Christine Coisne-Roquette became Chairwoman of Sonepar SES. in 2016. At the same time, she heads Colam Entreprendre as its Chairwoman and Chief Executive Officer. Formerly a member of the Young Presidents’ Organization (YPO), she served the MEDEF (France’s main employers’ association) as Executive Committee member for 13 years and was Chairwoman of its Tax Commission from 2005 to 2013. She was a member of the Economic, Social and Environmental Council from 2013 and 2015 and is currently a Director of TOTAL SE.

Jérôme Contamine

Main function: Member of the Audit Committee and Internal Control Committee of Société Générale.

Director of TOTAL SE since May 29, 2020 until 2023. Member of the Audit Committee. Independent director.

Mr. Contamine is a graduate of the Ecole Polytechnique, ENSAE and the École nationale d’administration. After 4 years as an auditor of the Cour des Comptes, he performed various functions from 1988 to 2000 for Elf Aquitaine, and then TOTAL SE. From 2000 to 2009, he served as Chief Financial Officer of Veolia Environnement and was an independent Director of Valeo from 2006 to 2017. From 2009 to 2018, he was Chief Financial Officer of Sanofi.

France

Lise Croteau

Main function: Independent director.

Director of TOTAL SE as of May 29, 2019 until 2022. Member of the Audit Committee. Independent director.

Ms. Croteau began her career as an auditor joining Hydro-Québec in 1986 where she held financial management and control position of increasing responsibility. From 2015 to 2018, she held the position of Executive Vice President and Chief Financial Officer of Hydro-Québec prior to retiring. A chartered professional accountant since 1984, Ms. Croteau holds a Bachelor’s degree in Business Administration and in 2008 was named a Fellow of the Order of Chartered Professional Accountants of Québec in recognition of her contribution to the profession.

Ms. Croteau has been an independent director of Boralex since 2018 and the chairwoman of the Audit Committee since 2019. Boralex is a company listed in Toronto whose activities cover the processing of wood residues, cogeneration, hydroelectric power as well as, wind and solar power energy.

Since June 2019, Ms Croteau has been a director of the Québecor Inc. and Québecor Média Inc., as well as a member of the Human Resources and Corporate Governance Committee. Québecor is a Canadian leader in the telecommunications, entertainment, news media and culture fields.

Canada

Name	Principal Occupation or Employment	Citizenship

Mark Cutifani

Main function: Chief Executive of Anglo American plc.

Director of TOTAL SE since 2017. Last Renewal: May 29, 2020 until 2023. Chairman of the Compensation Committee. Independent director.

Mr. Cutifani was appointed director and Chief Executive of Anglo American plc. on April 3, 2013. He is a member of the Board’s Sustainability Committee and chairs the Group Management Committee. Mr. Cutifani has 42 years of experience in the mining industry in various parts of the world, covering a broad range of products. Mark Cutifani is a non-executive director of Anglo American Platinum Limited, Chairman of Anglo American South Africa and Chairman of De Beers plc. He previously held the post of Chief Executive Officer of AngloGold Ashanti Limited. Before joining AngloGold Ashanti, Mr. Cutifani was COO responsible for global nickel business of Vale. Prior to that, he held various management roles at Normandy Group, Sons of Gwalia, Western Mining Corporation, Kalgoorlie Consolidated Gold Mines and CRA (Rio Tinto).

Mr. Cutifani has a degree in Mining Engineering (with honors) from the University of Wollongong in Australia. He is a Fellow of the Royal Academy of Engineering, the Australasian Institute of Mining and Metallurgy and the Institute of Materials, Minerals and Mining in the United Kingdom.

Mr. Cutifani received an honorary doctorate from the University of Wollongong in Australia in 2013 and an honorary doctorate from Laurentian University in Canada in 2016.

Australia

Valérie Della Puppa Tibi

Main function: TOTAL SE employee.

Director representing employee shareholders of TOTAL SE since May 29, 2019 until 2022. Member of the Compensation Committee.

Ms. Della Puppa Tibi graduated from the Institut Universitaire de Technologie de Sceaux (Paris XI) in International Trade and entered the TOTAL Group in 1989. She held several positions in international logistics at the Lub Marine entity of the subsidiary Lubrifiants. In parallel, Ms. Della Puppa Tibi studied at the Conservatoire des Arts et Métiers (International Trade curriculum - Marketing, International Trade, Commodity Markets courses) as well as languages (English, Spanish and Italian). In 2002, she joined the Réseau France as a contract pilot for the maintenance of service stations. In 2011, Ms. Della Puppa Tibi joined the Procurement Division of the Marketing Refining as e-procurement manager then Lead Buyer at the creation of Total Global Procurement in 2017.

Ms. Della Puppa Tibi has also been member of the European works Council (since 2017) and alternate elected member of the Supervisory Boards of the Total Actionnariat France and Total France Capital + collective investment funds (since October 2018).

France

Romain Garcia-Ivaldi

Main function: TOTAL SE employee.

Director representing employees designated by the Company’s Central Social and Economic Works Council since June 9, 2020 until 2023.

A graduate of ENSTA Paris and IFP-School, Mr. Garcia-Ivaldi began his career at TOTAL SE in 2012 as an economist for oil and gas projects in America. In 2015, he became a reservoir engineer, holding various positions in Paris and today at Total E&P Nigeria. Mr. Garcia-Ivaldi was Chairman of the Supervisory Board of Total’s employee shareholding mutual fund, Total Actionnariat France, from November 9, 2018 to June 17, 2020.

France

Name	Principal Occupation or Employment	Citizenship

Maria van der Hoeven

Main function: Independent director.

Director of TOTAL SE since 2016. Last renewal: May 29, 2019 until 2022. Member of the Audit Committee. Independent director.

Ms. van der Hoeven trained as a teacher, becoming a professor in economic sciences and administration then a school counselor. She was then Executive Director of the Administrative Center for vocational training for adults in Maastricht for seven years and then Director of the Limbourg Technology Center. She was member of the Dutch Parliament, served as Minister of Education, Culture and Science from 2002 to 2007, and was Minister of Economic Affairs of the Netherlands from 2007 to 2010. Ms. van der Hoeven then served as Executive Director of the International Energy Agency (IEA) from September 2011 to August 2015. During this period, she contributed to increasing the number of members of the Agency and emphasized the close link between climate and energy policy. In September 2015, Ms. van der Hoeven joined the Board of Trustees of Rocky Mountain Institute (USA) and in the spring of 2016, became a member of the supervisory board of Innogy SE (Germany). Since October 2016, Ms. van der Hoeven has been Vice Chairwoman of the High-level Panel of the European Decarbonisation Pathways Initiative within the European Commission. Since January 2020, Ms. van der Hoeven is member of the Supervisory Board of COVRA, a non-listed Dutch company which is the central repository for radioactive waste in the Netherlands.

Netherlands

Anne-Marie Idrac

Main function: Independent director.

Director of TOTAL SE since 2012. Last renewal: June 1, 2018 until 2021. Member of the Governance and Ethics Committee and of the Strategy & CSR Committee.

A graduate of Institut d’Études Politiques de Paris and formerly a student at École Nationale d’Administration (ENA -1974), Ms. Idrac began her career holding various positions as a senior civil servant at the Ministry of Infrastructure (Ministère de l’Équipement) in the fields of environment, housing, urban planning and transportation. She served as Executive Director of the public institution in charge of the development of Cergy-Pontoise (Établissement public d’Aménagement de Cergy-Pontoise) from 1990 to 1993 and Director of land transport from 1993 to 1995. Ms. Idrac was State Secretary for Transport from May 1995 to June 1997, elected member of Parliament for Yvelines from 1997 to 2002, regional councilor for Île-de-France from 1998 to 2002 and State Secretary for Foreign Trade from March 2008 to November 2010. She also served as Chairwoman and Chief Executive Officer of RATP from 2002 to 2006 and then as Chairwoman of SNCF from 2006 to 2008.

France

Jean Lemierre

Main function: Chairman of the Board of Directors of BNP Paribas.

Director of TOTAL SE since 2016. Last renewal: May 29, 2019 until 2022. Member of the Governance and Ethics Committee and the Strategy & CSR Committee. Independent director.

France

Name	Principal Occupation or Employment	Citizenship

Mr. Lemierre is a graduate of the Institut d’Études Politiques de Paris and the École Nationale d’Administration; he also has a law degree. Mr. Lemierre held various positions at the French tax authority, including as Head of the Fiscal Legislation Department and Director-General of Taxes. He was then appointed as Cabinet Director at the French Ministry of Economy and Finance before becoming Director of the French Treasury in October 1995. Between 2000 and 2008, he was President of the European Bank for Reconstruction and Development (EBRD). He became an advisor to the Chairman of BNP Paribas in 2008 and has been Chairman of BNP Paribas since December 1, 2014. During his career, Mr. Lemierre has also been a member of the European Monetary Committee (1995-1998), Chairman of the European Union Economic and Financial Committee (1999-2000) and Chairman of the Paris Club (1999-2000). He then became a member of the International Advisory Council of China Investment Corporation (CIC) and the International Advisory Council of China Development Bank (CDB). He is currently Chairman of the Centre d’Études Prospectives et d’Informations Internationales (CEPII) and a member of the Institute of International Finance (IIF).

Executive Officers

Patrick Pouyanné	The principal occupations or employment and material employment history for the past five years of Mr. Pouyanné is set forth above.	France

Arnaud Breuillac

Main function: President of TOTAL SE’s Exploration & Production segment.

Member of the TOTAL Executive Committee since October 1, 2014.

A graduate of the École Centrale de Lyon, Arnaud Breuillac joined TOTAL in 1982. He occupied various positions in Exploration & Production, in France, Abu Dhabi, the United Kingdom, Indonesia and Angola, and in Refining management in France.

Between 2004 and 2006, he was the Iran director in the Middle East division. In December 2006, he became a member of the Management Committee of the Exploration & Production segment, as the director of the Continental Europe and Central Asia area. In July 2010, he became the Middle East director in the Exploration & Production segment, and joined the Management Committee* in January 2011. On January 1, 2014, Arnaud Breuillac was appointed President of TOTAL’s Exploration & Production segment, and he has been a member of the Group’s Executive Committee since October 1, 2014.

France

Helle Kristoffersen

Main function: President of TOTAL SE’s Strategy-Innovation segment.

Member of TOTAL’s Executive Committee since August 19, 2019.

Helle Kristoffersen began her career in 1989 at the investment bank Lazard Frères. In 1991, she moved to the transportation and logistics company Bolloré. In 1994, Ms. Kristoffersen joined Alcatel, where she continued her career until 2010. She served as Alcatel’s and then Alcatel-Lucent’s Senior Vice President, Strategy.

Ms. Kristoffersen joined TOTAL in January 2011 as Deputy Senior Vice President and then Senior Vice President, Strategy & Business Intelligence. On September 1, 2016, she became Senior Vice President, Strategy & Corporate

France Denmark

Name	Principal Occupation or Employment	Citizenship

Affairs, in Gas, Renewables & Power. In 2019, Ms. Kristoffersen was appointed President, Strategy-Innovation and a TOTAL SE Executive Committee member.

A dual Danish and French national, Helle Kristoffersen is a graduate of the Ecole Normale Supérieure (Ulm) and the Paris Graduate School of Economics, Statistics and Finance (ENSAE), and holds a master’s degree in econometrics from Université Paris I. She is an alumna of the Institute for Higher National Defense Studies (IHEDN) and a Knight of the Legion of Honor.

Bernard Pinatel

Main function: President of TOTAL SE’s Refining & Chemicals segment.

Member of the TOTAL Executive Committee.

Bernard Pinatel is a graduate of the École Polytechnique and the Institut d’Études Politiques (IEP) de Paris, and has an MBA from the Institut Européen d’Administration des Affaires (INSEAD). He is also a statistician-economist (École Nationale de la Statistique et de l’Administration Économique - ENSAE). He started his career at Booz Allen & Hamilton, before joining the TOTAL Group in 1991, where he occupied various operational positions in the production plants and head offices of different subsidiaries, including Hutchinson and Coates Lorilleux. He became the CEO France, and then the CEO Europe of Bostik between 2000 and 2006, and the Chairman and Chief Executive Officer of Cray Valley, from 2006 to 2009. In 2010, he became the Chairman and Chief Executive Officer of Bostik. At TOTAL, he was a member of the Management Committee of Refining & Chemicals from 2011 to 2014, and has been a member of the Group’s Management Committee since 2011.

France

Philippe Sauquet	Main function: President of TOTAL SE’s Gas, Renewables & Power segment. Member of the TOTAL Executive Committee.	France

Philippe Sauquet is a graduate of l’Ecole Polytechnique, l’Ecole Nationale des Ponts et Chaussées and of the University of California, Berkeley, United States. He started his career in 1981 as a civil engineer at the French Ministry of Infrastructure, then at the French Ministry of the Economy and Finance. He joined the Orkem Group in 1988 as the sales manager of the Acrylic Materials division. He joined TOTAL in 1990 as Vice President, Anti-Corrosion Paints, before being nominated Chemicals Strategy Vice President.

In 1997, he joined Gas & Power, where he was successively Vice President, Americas, Vice President, International, Senior Vice President, Strategy and Renewable Energies, Senior Vice President, Trading & Marketing, Gas & Power, based in London. On July 1, 2012, he was appointed President of Gas & Power, and became a member of the Group’s Management Committee at the same time.

On October 29, 2014, he took charge of the Refining & Chemicals segment and joined the Group Executive Committee. On April 15, 2016, he also became interim President of New Energies.

On September 1, 2016, he was appointed President of the newly created Gas, Renewables & Power segment and a member of the Group Executive Committee.

Name	Principal Occupation or Employment	Citizenship

Alexis Vovk

Main Function: President of TOTAL SE’s Marketing & Services segment.

Member of the TOTAL Executive Committee since January 1, 2020.

Alexis Vovk began his career at TOTAL SE in 1991 in the UK, in the division in charge of Refining and Marketing activities. Following a first position in France, he pursues an international career with several technical and commercial positions in Turkey and Tunisia.

After a position at the division’s Strategy department, he was appointed Managing Director for TOTAL in Zambia in 2007, followed by similar positions in Kenya from 2010 and in Nigeria between 2013 and 2016. In 2016, he became Senior Vice President France and President of Total Marketing France, in charge of operational activities in France, notably overseeing the Group’s service-stations’ network in the country. He additionally joined the Marketing & Services Management Committee in 2019.

On January 1, 2020, Alexis Vovk is appointed President, Marketing & Services and a TOTAL Executive Committee member.

Alexis Vovk is a graduate of ESSEC Business School (1988).

France

Jean-Pierre Sbraire

Main function: Chief Financial Officer of TOTAL SE.

Member of the TOTAL Executive Committee since August 1, 2019.

Jean-Pierre Sbraire began his career at TOTAL SE in 1990 in the Trading & Shipping Division. In 1995, he joined Exploration & Production, holding various positions in Paris and Nigeria in finance, economics and business development. In 2005, he was appointed General Secretary and Finance Manager for TOTAL in Venezuela. In 2009, within the Group’s Financial Division, he became Senior Vice President of E&P Subsidiaries Financial Operations.

In 2012, he was appointed Vice President of Equity Crude Acquisitions in Trading & Shipping. From September 2016 to September 2017, he served as Group Treasurer. He then accepted the position of Deputy Chief Financial Officer. In 2019, he was appointed Chief Financial Officer and Executive Committee member.

Jean-Pierre Sbraire is a graduate of ENSTA ParisTech engineering school and has a master’s degree from IFP School.

France

Namita Shah

Main function: President of People & Social Responsibility at TOTAL SE.

Member of the TOTAL Executive Committee.

Namita Shah is a graduate of Delhi University, New Delhi and has a postgraduate degree in Law from the New York University School of Law, USA. She began her career as an Associate Attorney at Shearman & Sterling, a New York law firm, where she spent eight years providing advice and supervising transactions including those involving financings of pipeline and power plant companies.

France

Name	Principal Occupation or Employment	Citizenship

She joined TOTAL in 2002 as a Legal Counsel in the E&P mergers and acquisitions team. In 2008 she joined the New Business team where she was responsible for business development in Australia and Malaysia. She held this position until 2011 when she moved to Yangon as General Manager, Total E&P, Myanmar.

On July 1, 2014, she was appointed Senior Vice President, Corporate Affairs, Exploration & Production.

On September 1, 2016, she was appointed President People & Social Responsibility and member of the Executive Committee.

Xavier Bontemps

Main function: Senior Vice President, Health, Safety Environment.

Xavier Bontemps began his career in 1985 with BP, where he held a variety of positions including: R&D engineer, Polymer asset superintendent, commissioning engineer and production manager in polymers and terphtalic acid facilities in France then Belgium.

In 2001, he was appointed refinery Manager for BP and Chevron’s NEREFCO joint venture in Rotterdam. In 2004, Mr. Bontemps was named General Manager of BP’s Lavéra refinery and petrochemicals platform in France. After the site was acquired by INEOS in 2006, he also served as Vice President, Refining Production for France and Scotland.

He subsequently joined TOTAL in 2007 as Vice President, Health, Safety & Environment in Refining-Marketing. In 2010, he was named Vice President Refining, Northern Europe, with responsibility for five refineries. He was appointed Senior Vice President Manufacturing & Projects of TOTAL’s Refining Chemicals division on January 1, 2012. From September 2014 to September 2018, he ran the Polymers Business Unit based in Brussels.

He was appointed Senior Vice President Health, Safety Environment within the People & Social Responsibility Division in October 2018.

France

Ladislas Paszkiewicz

Main function: Senior Vice President, Investor Relations.

Ladislas Paszkiewicz joined the Group in 1985 and has spent his entire career with TOTAL. After holding a number of tax and finance-related positions in the Corporate Finance Division, he was appointed Vice President, Investor Relations for North America, based in New York. From 1994 to 1998, he was Head of Front Office at corporate headquarters in Paris and then moved to the Investor Relations Division, of which he was appointed Vice President in 2000. Four years later, he joined the Exploration & Production Division. In early 2005, he was named General Manager of Argentinean affiliate Total Austral. In 2007, he was appointed Senior Vice President, Middle East and in 2010, Senior Vice President, Americas. In 2015, he was named Senior Vice President, Mergers & Acquisitions in the Corporate Finance Division and since 2016 he has been Senior Vice President Strategy and Climate.

In 2019, Mr. Paszkiewicz was appointed Senior Vice-President, Investor Relations.

France

Jacques-Emmanuel Saulnier	Main function: Senior Vice President, Corporate Communications since October 1, 2011.	France

Name	Principal Occupation or Employment	Citizenship

A graduate of the Institut d’Etudes Politiques in Grenoble, Jacques-Emmanuel Saulnier was Senior Vice President of Communications and spokesman for Areva since September 2001. He joined Areva in 1999 as Executive Assistant to Anne Lauvergeon, CEO of Cogema, one of Areva’s predecessor companies. Prior to that, in 1998 he was Vice President of Institutional Relations at Alcatel and Executive Assistant to Anne Lauvergeon, who was then Executive Vice President of the company. Earlier in his career, Mr. Saulnier was Deputy Chief of Staff to the French Minister of the Economy and Finance in 1996, Chief of Staff to the French Minister of Communications, who was also Mayor of Grenoble, with responsibility for coordinating staff in 1993, and Chief of Staff to the Mayor of Grenoble in 1992.

Aurélien Hamelle

Main function: Senior Vice President, General Counsel.

Aurélien Hamelle was at partner at the law firm Metzner Associés until April 2014 followed by Allen & Overy until March 2016. He then joined TOTAL as Senior Legal Adviser. He became Group General Counsel on January 1, 2017.

France

Antoine Larenaudie

Main function: Group Treasurer.

From 2003 to 2016, Antoine Larenaudie was Senior Vice President Finance of the Trading & Shipping segment. Between September 2016 and September 2017, he was the Finance Director for the Gas, Renewables and Power segment. He was appointed Group Treasurer in September 2017.

France

*	Effective April 2015, the Management Committee has been replaced by the Group Performance Management Committee.

DIRECTORS AND EXECUTIVE OFFICERS OF

TOTAL GAZ ELECTRICITÉ HOLDINGS FRANCE SAS

Set forth below are the name and current principal occupation or employment of each executive officer of Total Gaz Electricité Holdings France SAS (“Total Gaz”). Total Gaz does not have a board of directors. The business address of each of the executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

Name	Principal Occupation or Employment	Citizenship
Executive Officers

Laurent Vivier

Main function: Senior Vice President Gas for TOTAL’s Gas, Renewables & Power division.

He began his career at TOTAL in 1996, holding successive trading positions in Paris, Geneva, London and Houston. There he was responsible for LPG (liquefied petroleum gas) and then natural gas trading activities for continental Europe and the United States.

Back in Paris in 2011, he holds various positions as Strategy Manager for gas, electricity and new energies activities. In 2014, he was appointed Director of Strategy, Markets and LNG (liquefied natural gas) for the Gas & Power division.

France

Noémie Malige

Main function: Vice President Asset Management, Strategy & Planning of the Renewables division.

Noémie Malige has held several finance positions at TOTAL since 2001. She became Vice President Asset Management, Strategy & Planning of the Renewables division on September 1, 2019.

France

DIRECTORS AND EXECUTIVE OFFICERS OF

TOTAL SOLAR INTL SAS

Set forth below are the name and current principal occupation or employment of each executive officer of Total Solar Intl SAS (“Total Solar”). Total Solar does not have a board of directors. The business address of each of the executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

Name	Principal Occupation or Employment	Citizenship
Executive Officers

Julien Pouget

Main function: Senior Vice President of the Renewables division of TOTAL SE.

Mr. Pouget held various positions in the French Ministry of Industry from 2001 to 2008 and at Alstom Power from 2009 to 2014. He served as a senior advisor to the President of France from 2014 to 2016. He then joined TOTAL as Senior Vice President of the Renewables division of TOTAL SE on January 1, 2017.

France

Laurent Becerra

Main function: Vice President of Total Solar International Business Unit.

From 2018 to 2019 he was Vice President of Total Solar, Head of Total Renewable solar developments, Member of Total Renewable Executive Committee, Manager of the Total Solar development worldwide (including Development and Asset Management) for renewable utility scale power plant. Currently he is Chief Executive Officer of Total Solar International SAS.

France

Benoît Lombardet

Main function: Vice President Technology, Research & Development.

From 2012 to 2016, Benoît Lombardet was the manager of the R&D collaboration between TOTAL and SunPower. Between January 2017 and September 2018, he was the Head of Solar R&D Department. He was appointed Vice President Technology, Research & Development for the Gas, Renewables and Power segment in September 2018.

France

Noémie Malige

Main function: Vice President Asset Management, Strategy & Planning of the Renewables division.

Noémie Malige has held several finance positions at TOTAL since 2001. She became Vice President Asset Management, Strategy & Planning of the Renewables division on September 1, 2019.

France

Bruno Tremblay

Main function: Finance manager for the Renewables & the Carbone Neutral Businesses BU.

Bruno Tremblay has held several Finance positions in the TOTAL Group: Finance Manager in Argentina for the Midstream assets from 2001 to 2005, Finance controller for the America’s E&P Assets from 2005 to 2008, Finance Manager for UAE TABK assets from 2008 to 2011, more recently Finance controller in the Gas, Renewables & Power Branch, and currently Finance manager for the Renewables & the Carbone Neutral Businesses BU.

France